UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §§240.13d-2(a)

(Amendment No. 8)

Champion Homes, Inc.

(Name of Issuer)

Common Stock, par value $0.0277 per share

(Title of Class of Securities)

830830105

(CUSIP Number)

David N. Smith, Managing Director

MAK Capital One L.L.C.

590 Madison Avenue, 31st Floor

New York, NY 10022

(212) 486-3211

With a copy to each of:

Howard M. Berkower

McCarter & English, LLP

250 West 55 Street

13th Floor

New York, NY 10019

(212) 609-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e) 240.13d-1(f) or 240.13d-1(g) check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830830105	SCHEDULE 13 D	Page 2 of 7

1	NAMES OF REPORTING PERSONS MAK Capital One L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,756,500
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,756,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,756,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON IA

* The calculation is based upon 57,579,729  shares of Common Stock (“Common Stock”) outstanding as of July 30, 2024, as disclosed by the Issuer in its quarterly report 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 7, 2024.

CUSIP No. 830830105	SCHEDULE 13 D	Page 3 of 7

1	NAMES OF REPORTING PERSONS Michael A. Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,388
	8	SHARED VOTING POWER 2,756,500
	9	SOLE DISPOSITIVE POWER 13,388
	10	SHARED DISPOSITIVE POWER 2,756,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON IN

* The calculation is based upon 57,579,729  shares of Common Stock (“Common Stock”) outstanding as of July 30, 2024, as disclosed by the Issuer in its quarterly report 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 7, 2024.

CUSIP No. 830830105	SCHEDULE 13 D	Page 4 of 7

1	NAMES OF REPORTING PERSONS MAK Champion Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,756,500
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,756,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,756,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON OO

* The calculation is based upon 57,579,729  shares of Common Stock (“Common Stock”) outstanding as of July 30, 2024, as disclosed by the Issuer in its quarterly report 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 7, 2024.

CUSIP No. 830830105	SCHEDULE 13 D	Page 5 of 7

1	NAMES OF REPORTING PERSONS MAK Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,756,500
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,756,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,756,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON PN

* The calculation is based upon 57,579,729  shares of Common Stock (“Common Stock”) outstanding as of July 30, 2024, as disclosed by the Issuer in its quarterly report 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 7, 2024.

SCHEDULE 13D

This Amendment No. 8 to the statement on Schedule 13D (“Amendment No. 8”) amends the Schedule 13D originally filed by the Reporting Persons on June 11, 2018, as amended by Amendment #1 on August 7, 2018, as further amended by Amendment #2 on August 14, 2018, as further amended by Amendment #3 on September 25, 2018, as further amended by Amendment #4 on November 30, 2018, as further amended by Amendment #5 on December 7, 2018, as further amended by Amendment #6 on March 6, 2019, and as further amended by Amendment #7 on June 11, 2019 (collectively, the “Schedule 13D”), relates to the shares of Common Stock, par value $0.0277 per share (“Common Shares”), of Champion Homes, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 755 West Big Beaver Road, Suite 1000, Troy, Michigan 48084.

The names of the persons filing this statement on Schedule 13D are: MAK Champion Investment LLC, a Delaware limited liability company (“MAK Champion”), MAK Capital Fund LP, a Bermuda Islands limited partnership (“MAK Fund”), MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”) and Michael A. Kaufman, a United States citizen (“Mr. Kaufman” and, collectively with MAK Champion, MAK Fund and MAK Capital, the “Reporting Persons”). MAK Capital is the investment adviser to MAK Fund which is the parent of MAK Champion. Mr. Kaufman, a director of the Issuer, is the managing member of MAK Capital and the controlling person of MAK Fund and MAK Champion.

Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 8 shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Common Shares were sold in “broker transactions” in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended, as follows:

On September 4, 2024, 80,000 Common Shares were sold at a weighted average per share price of $90.1622. On September 5, 2024, 163,500 Common Shares were sold at a weighted average per share price of $90.0139.

As a result of the Reporting Persons ceasing to hold more than 5% of the Common Shares, on September 5, 2024 Mr. Kaufman resigned from the Issuer’s Board of Directors, in accordance with that certain Investor Rights Agreement dated as of June 1, 2018.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 8 is incorporated by reference in its entirety into this Item 5.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 2,769,888 Common Shares representing 4.8% of the 57,579,729 Common Shares outstanding as of July 30, 2024, as reported by the Issuer on its Form 10-Q filed August 7, 2024, as follows: (i) 13,388 Common Shares over which Mr. Kaufman possesses the sole voting power and sole dispositive power, and (ii) 2,756,500 Common Shares over which MAK Capital, Mr. Kaufman, MAK Champion and MAK Fund share the voting power and dispositive power.

(c)Except for the sales described in Item 4 above and in the Schedule 13D, no Reporting Person has effected any transactions in the Common Shares during the last 60 days.

(e)The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Shares on September 5, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2024

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN

MAK CHAMPION INVESTMENT LLC
By:	MAK CAPITAL FUND LP

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
President

MAK CAPITAL FUND LP
By:	MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member